Exhibit 10.21

January 26, 2020

Catherine Powell

Re: Offer of Employment with Airbnb, Inc. (“Agreement”)

Dear Catherine:

Congratulations! We are thrilled to offer you a place in the Airbnb family.

This letter is to let you know that Airbnb, Inc. (“Airbnb” or the “Company”) is formally offering you the position of Head of Experiences and we couldn’t be happier.

We hire people who amaze, inspire, and delight us. You’re just the person we’ve been looking for. We know that your skills and experience will help Airbnb change the world – one traveler, host, experience, and neighborhood at a time.

You will report directly to the Chief Executive Officer, Brian Chesky, starting on January 29, 2020 (the “Start Date”). For the avoidance of doubt, it is understood and agreed that you will not have an employment relationship with Airbnb before the Start Date. You will be located in San Francisco where you will do your onboarding. We have agreed, however, that you will be permitted to work remotely from Los Angeles as mutually agreed between you and the Company.

We can’t wait to have you on board.

Compensation and Benefits

Airbnb offers a highly competitive package of compensation and benefits. Your package includes the following:

Salary

Your annual salary (“Annual Salary”) will be six hundred thousand dollars ($600,000), which amount would be subject to any required tax and other deductions, payable in bi-monthly installments in accordance with Airbnb’s normal payroll practices. The Annual Salary shall be reviewed by the Company, the Board of Directors, or a committee thereof, from time to time in accordance with the Company’s ordinary practice.

Cash Hiring Bonus

You will be entitled to a cash hiring bonus in an aggregate amount of $400,000 (“Hiring Bonus”), which amount would be subject to any required tax and other deductions and will be payable in accordance with the terms hereof. $200,000 of the Hiring Bonus (the “First Hiring Bonus Payment”), subject to any required tax and other deductions, will be payable within the first two payroll cycles following your Start Date. The remaining $200,000 of the Hiring Bonus (the “Second Hiring Bonus Payment”), subject to any required tax and other deductions, will be payable within the first two payroll cycles following the one-year anniversary of your Start Date.

With respect to the First Hiring Bonus Payment, if you subsequently cease your employment with Airbnb for any reason, other than Airbnb’s termination without Cause (as defined below) or your termination for Good Reason (as defined below), within 12 months following your Start Date, then you shall promptly repay Airbnb an amount equal to (x) $16,667 (which is one-twelfth of $200,000, the original gross-of-taxes amount of the First Hiring Bonus Payment) times (y) the difference equal to 12 less the number of full calendar months that you have remained employed by Airbnb from your Start Date (prorated for any partial month) net of any taxes withheld on the portion of the First Hiring Bonus Payment to be repaid.

With respect to the Second Hiring Bonus Payment, if you subsequently cease your employment with Airbnb for any reason, other than Airbnb’s termination without Cause (as defined below) or your termination for Good Reason (as defined below), within 12 months following the one year anniversary of your Start Date, then you shall immediately repay Airbnb an amount equal to (x) $$16,667 (which is one-twelfth of $200,000, the original gross-of-taxes amount of the Second Hiring Bonus Payment) times (y) the difference equal to 12 less the number of full calendar months that you have remained employed by Airbnb from the one year anniversary of your Start Date (prorated for any partial month) net of any taxes withheld on the portion of the Second Hiring Bonus Payment to be repaid.

Temporary Housing Lump Sum

You will be eligible for a one-time temporary housing lump sum payment of $60,000, which amount shall be grossed-up so that $60,000 is received by you on an after-tax basis (the “Temporary Housing Lump Sum”). Your Temporary Housing

Lump Sum will be paid in your first or second paycheck after you sign a lease in the Bay Area. We strongly encourage and advise you to utilize Airbnb for your temporary housing needs; there’s no better way to truly feel at home while you are in search for your new, permanent, home.

Travel Side Letter

Following the execution of this offer letter, you and the Company agree to negotiate in good faith and enter into a side letter agreement stating the terms of a one-time lump sum payment to assist you with travel expenses.

2020 Bonus

In addition, if there is a company-wide bonus plan approved by the Board, you will be eligible to earn a one-time performance bonus for the 2020 calendar year, which will be targeted at seventy-five percent (75%) of your Annual Salary (the “2020 Bonus”). The 2020 Bonus will be governed by the terms and conditions of the 2020 Bonus Plan, once approved by the Board of Directors. The 2020 Bonus will be based upon factors including the Company’s attainment of written targeted goals as set by the Board, or a committee thereof, in its sole discretion, and documented in the 2020 Bonus Plan. The 2020 Bonus payment, if any, will be subject to any required tax and other deductions, payable in accordance with Airbnb’s normal payroll practices. No amount of the 2020 Bonus is guaranteed, and you must be an employee on the 2020 Bonus payment date to be eligible to earn the 2020 Bonus. The 2020 Bonus shall be prorated based on your Start Date.

New Hire Equity

Stock Option. You will be granted an option to purchase 75,789 shares of Airbnb Common Stock (the “Option”) as soon as practicable but no later than 30 days following your Start Date. Subject to your continued employment, you will vest in 40% of the shares subject to the Option after 12 months of continuous service from your Start Date (the “Option Vesting Start Date”), and the balance of the shares subject to the Option will vest in equal monthly installments over the next 36 months of continuous service following the Option Vesting Start Date, in each case, on the monthly anniversary of your Start Date, as described in the applicable Stock Option Agreement.

The Option will be subject to the terms and conditions applicable to options granted under the Airbnb 2018 Equity Incentive Plan (the “Plan”), and the applicable Stock Option Agreement. The exercise price per share of each Option will be equal to the fair market value of a share of Airbnb Common Stock on the date of grant of such Option, as determined by the Airbnb Board of Directors when such Option is granted, based on the Board’s consideration of a number of relevant factors, including the then-current independent valuation of the fair market value of shares of Airbnb’s Common Stock for purposes of Section 409A of the Code (as defined below).

RSU Award. Subject to the approval of Airbnb’s Board of Directors, we will grant you an award of restricted stock units with respect to 37,894 shares (which is approximately $4,500,000 converted to restricted stock units at a price of $118.75 per share) (the “RSU Award”) of Airbnb’s Common Stock. The RSU Award will be subject to the terms and conditions of the Plan and an RSU agreement between you and Airbnb in a form approved by the Board. The RSU Award will vest as follows: 40% of the total shares subject to the RSU Award shall vest on the first anniversary of the first Quarterly Installment Date (as defined below) following your Start Date, 7.5% of the shares subject to the RSU Award shall vest on each of the next four Quarterly Installment Dates (as defined below) thereafter, 5% of the shares subject to the RSU Award shall vest on each of the next four Quarterly Installment Dates thereafter, and 2.5% of the shares subject to the RSU Award shall vest on each of the next four Quarterly Installment Dates thereafter, in each case subject to your continued service to Airbnb on each vesting date. The RSU Award will be settled in shares of Airbnb, Inc. Common Stock shortly after vesting.

“Quarterly Installment Date” shall mean the 25th day of each February, May, August and November. You will receive the Airbnb Common Stock subject to the RSU Awards upon settlement of the RSU Award or Second RSU Award, respectively, following its vesting, in accordance with the terms and conditions of the Plan and the RSU agreement.

In the event that the shares you receive on vesting under the RSU Award prior to (i) an initial public offering, (ii) the Company’s filing a report under the Securities Exchange Act of 1934 (the “Exchange Act”) or (iii) change in control are not immediately saleable by you on the settlement date, those RSUs will be net-settled to cover your applicable tax withholding obligations. After the occurrence of an initial public offering, the Company’s filing a report under the Exchange Act, or a change in control occur, withholding taxes on your RSU awards shall be handled in the same manner as such taxes are satisfied for other employees.

You will not be eligible to receive another equity award during Airbnb’s Annual Compensation Review in February 2020. You will be eligible to receive a refresh equity award during the regular Annual Compensation Review in February 2021 or such other compensation review program that is in place from time to time.

Certain Defined Terms

For purposes of this Agreement, “Cause” shall mean your (i) conviction of, or entering a plea of guilty or no contest to or for, any felony (other than as a result of vicarious liability) or any crime involving moral turpitude, (ii) commission of an act of harassment or discrimination (as defined by Airbnb’s Anti-Harassment, Discrimination, and Retaliation Policy), sexual assault, fraud, embezzlement or material misappropriation, (iii) material breach of fiduciary duty against Airbnb which has had or will have an adverse effect on Airbnb’s business, (iv) gross negligence or willful misconduct in the performance of your employment obligations and duties that has had or will have a material adverse effect on Airbnb’s business; or (v) material breach of this Agreement, the Confidentiality Agreement (as defined below), Airbnb’s Anti-Bribery & Corruption Policy, Global Harassment Discrimination & Retaliation Policy, Global Information Security & Privacy Policy, Global User Information Access Policy, Airbnb’s Code of Ethics (or policies referenced therein) or, if Airbnb adopts an insider trading policy, such insider trading policy which will be provided to you promptly after being adopted; (vi) continued failure or refusal to perform material duties required of you under your employment agreement or offer letter, or as instructed by the individual to whom you directly report; and (vii) any other misconduct which is, or could reasonably be expected to be, injurious to the financial condition or business reputation of Airbnb; and, in the case of clauses (iv), (v), or (vi), only after there has been delivered to you a written demand to cure such breach with reasonable detail regarding the nature of the breach and, if such breach is capable of cure, such breach has not been cured within thirty (30) days from the date on which you received the written demand).

For the purposes of this Agreement, a “Change in Control Transaction” shall mean either: (i) any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), that results in Airbnb’s stockholders of record immediately prior to such transaction or series of related transactions holding, immediately after such transaction or series of related transactions, 50% or less of the voting power of the surviving or acquiring entity (provided that the sale by Airbnb of its securities for the purposes of raising additional funds shall not constitute a Change in Control Transaction hereunder); or (ii) a sale of all or substantially all of the assets of Airbnb; provided that the transaction (including any series of transactions) also qualifies as a change in control under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii).

For purposes of this Agreement, “Good Reason” shall mean (i) the removal of you, without your consent, from the position of Head of Experiences; (ii) a material diminution in your authority, duties or responsibilities as in effect immediately prior to such reduction (excluding any interim responsibilities); (iii) any material reduction in your Annual Salary; (iv) relocation of your place of work to a location in excess of 100 miles from San Francisco; or (v) material failure of Airbnb to provide your salary, RSU Award or other benefits in accordance with the terms of this Agreement, excluding an inadvertent failure which is cured within ten (10) business days following notice of the nature of such failure; provided, that no resignation for Good Reason shall be effective unless and until (1) you have first provided the Company with written notice specifically identifying the acts or omissions constituting the grounds for “Good Reason” within 30 days after the occurrence thereof, (2) the Company has not cured such acts or omissions that are capable of cure within 30 days of its actual receipt of such notice, and (3) the effective date of your termination for Good Reason occurs no later than 60 days after the initial existence of the facts or circumstances constituting Good Reason.

For purposes of this Agreement, “Separation” shall mean a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code (the “Code”).

For purposes of this Agreement, “Severance Amount” shall mean an amount in US dollars equal to $4,400,000 less the gross amount previously paid or owing to you by Airbnb through and on the date of your Separation (before reduction for withholdings and deductions), which, for clarity, includes (without limitation) amounts paid to you under your Annual Salary, the 2020 Bonus, the First Hiring Bonus Payment, the Second Hiring Bonus Payment, other bonuses, the gross value of vested equity awards as close as practicable to the date of your Separation, and any wages owing to you upon your Separation.

Severance Benefits

In the event of your Separation from Airbnb without Cause or for Good Reason prior to February 25, 2021 (the “Severance Period”), and provided that you deliver to Airbnb a signed settlement agreement and general release and waiver of claims and non-disparagement agreement in customary form in favor of Airbnb, its employees, agents and its representatives and affiliated entities (the “Release”), within fifty-two (52) days following your Separation, and satisfy all conditions to make the Release effective, then, you shall be entitled to a lump sum payment of the Severance Amount. The Severance Amount may be paid in cash or through the acceleration of a portion of the vesting condition of your equity awards, in the sole discretion of the Company. Such severance payments and benefits will be subject to withholding and other deductions, as applicable.

Section 409A To the extent (i) any payments to which you become entitled under this letter agreement, or any agreement or plan referenced herein, in connection with your Separation from Airbnb constitute deferred compensation subject to Section

409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your Separation; or (ii) the date of your death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this letter agreement (or otherwise referenced herein) is determined to trigger taxation under Section 409A of the Code with respect to a calendar year, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this letter agreement is ambiguous as to whether it triggers taxation under Code Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from taxation under Code Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent such that no tax is triggered thereunder. To the extent any payment under this letter agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this letter agreement (or referenced in this letter agreement, including each installment of a series of payments), are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Code Section 409A.

Airbnb Benefits Plan

As a full-time employee, you will be eligible to participate in Airbnb’s comprehensive benefits programs.

We want you to be happy and healthy. So you’ll get access to a variety of benefits, including medical, dental, and vision care; short and long-term disability; life and AD&D insurance; Flexible Spending Accounts; and Employee Assistance Programs. You’ll be enrolled in these plans effective your first date of hire.

In addition, you may choose to participate in Airbnb’s 401k traditional and 401k Roth Plans.

Participation in any of Airbnb’s employee benefit plans is expressly subject to the written terms and conditions contained in the applicable plan documents. You will receive detailed information about our benefit plans on your first day with us.

Airbnb Transit Subsidy

You will be eligible to participate in Airbnb’s monthly transit subsidy program which includes subsidies for parking and/or transit or biking.

Employee Travel Coupon

The only way we’ll understand our community is if we are genuine Airbnb community members. Therefore, every Airbnb employee receives a $500.00 Employee Travel Coupon (ETC) at the beginning of each quarter in a calendar year. You will receive your first ETC during your first week as an employee. We hope you use this coupon to explore new places, meet new people, and gain new understanding into how Airbnb connects the world. You will receive detailed information about your ETC and the ETC Program on your first day.

Paid Time Off (PTO), Paid Sick Time, Holidays, and Winter Closure

As a regular, full-time employee, you are eligible to earn fifteen (15) days of PTO per calendar year. Airbnb also offers five (5) Paid Sick days so that you can rest-up and get healthy from home on those days when you are feeling under the weather. In addition, you will receive paid holidays per our Company policy. In addition to PTO and Holidays, there is a Winter Closure tacked on at the end of the year so you can plan ahead to spend time with family and friends. The holiday calendar is published annually and is subject to change. You will have access to detailed information about our PTO, Paid Sick Time, and Holidays policies upon starting with us.

Airbnb reserves the right to change or otherwise modify, in its sole discretion, the preceding terms of employment.

Conditions of Employment

This offer of employment is contingent on the following:

Authorization to Work

This offer is contingent upon your ability to provide proper work authorization to be employed by Airbnb. Within 3 business days of your Start Date, you must show proof of identity and legal authorization to work in the United States as required by the Immigration Reform and Control Act of 1986. And, from time to time during your employment, you may be asked to provide proof of your right to work in the US.

If you are currently in a nonimmigrant visa status, or your work authorization will be sponsored by Airbnb, we will initiate the visa process with our chosen immigration counsel, once an offer has been accepted. Our immigration counsel will reach out to you with a request to provide the documents necessary to support the visa application process. It is advised that you do not give notice to your current employer until your Airbnb sponsored visa has been approved.

Confidentiality and Protection of Intellectual Property

You must sign and comply with Airbnb’s Employee Invention Assignment and Confidentiality Agreement, attached as Exhibit A (the “Confidentiality Agreement”), and deliver it with this executed letter. In addition, we want to impress upon you that we do not want you to, and we direct you not to, bring with you any confidential or proprietary material or information of any former employer or to violate any other obligations you may have to any former employer.

Other Agreements

This Agreement, the Confidentiality Agreement and the other agreements referred to in this Agreement supersede and replace any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and Airbnb and constitute the complete agreement between you and Airbnb regarding the subject matter set forth herein and therein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and the Chief Executive Officer.

Exhibit B to this letter sets forth a complete list of all plans and agreements that you will be required to enter into with respect to, or that otherwise will relate to or govern the terms of your employment with Airbnb, your equity compensation arrangements as set forth in this letter and your share ownership upon the exercise or settlement of your equity awards (including any restrictions or obligations that such shares would be subject to, but excluding, for the avoidance of doubt, any such agreements as they relate to your Investment) (collectively, the “Other Agreements”). In the event of any conflict between this letter and any Other Agreement (including any Other Agreement of Airbnb or among any shareholders of Airbnb), this letter will prevail. For the avoidance of doubt, any securities and/or shares issued under this Agreement will be subject to the Airbnb Amended and Restated Bylaws.

Arbitration

You and Airbnb (the “Parties”) each agree that any and all controversies, disputes or claims arising out of, relating to or concerning your employment relationship or the termination thereof, including without limitation, the validity, enforceability, interpretation of this agreement to arbitrate, and including, but not limited to, claims for unpaid wages, wrongful termination, claims relating to equity interests that may have been granted to you, and/or discrimination or harassment, whether sounding in tort, contract, federal, state, local or other statutory violation or otherwise, and without regard to legal characterization of theory, shall be finally resolved through binding arbitration by JAMS under the JAMS Employment Arbitration Rules and Procedures then effect and subject to the JAMS Policy on Employment Arbitration Minimum Standards of Procedural Fairness (the “JAMS Rules”).

The arbitration shall be before a single arbitrator appointed pursuant to the JAMS Rules and shall occur in San Francisco County California. The award shall be a written decision, shall be a reasoned decision stating the factual and legal conclusions and legal basis therefore, and shall be in English. The arbitrator’s decision shall be final, binding, and conclusive. The agreement to arbitrate does not restrict your right to file administrative claims you may bring before any government agency where you are permitted by law to file such claims (including the National Labor Relations Board, the Equal Opportunity Commission and the Department of Labor). The Parties further agree that this Agreement is intended to be strictly construed to provide for arbitration as the sole and exclusive means for resolution of all disputes hereunder to the fullest extent permitted by law. The Parties expressly waive any entitlement to have such controversies decided by a court or a jury. The Parties agree that judgment on any award in arbitration shall be enforceable in any court with competent jurisdiction. This clause shall not preclude either Party from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction.

At-will Relationship

As is customary, our employment relationship is at-will. This means either you or Airbnb may terminate the employment relationship at any time and for any reason or no reason, without prior notice. Any modification or change in your at-will employment status may only be made if in writing and signed by you and Airbnb’s Chief Executive Officer and Chief Legal Officer.

In making your decision to accept this offer of employment, you agree and acknowledge that you have not relied upon any other promises or representations made by Airbnb or our representatives except those made in this letter. Further, once accepted, this offer letter constitutes the entire agreement between you and Airbnb with respect to the subject matter herein and supersedes all prior offers, negotiations and agreements, if any, whether written or oral, relating to such subject matter.

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This offer will remain open for 5 business days after it has been signed by Airbnb. Should you have anything else that you wish to discuss, please do not hesitate to contact Beth Axelrod. If you decide to accept our offer, please sign this letter via electronic signature as sent through DocuSign. Please retain a copy for your personal records.

Catherine, I am personally delighted at the prospect of having you join us. We have an incredible journey in front of us, and I am glad you will be a part of it.

Let’s change the world together.

Sincerely,

Airbnb, Inc.

By:	/s/ Beth Axelrod
Name:	Beth Axelrod
Title:	VP of Employee Experience

I have read and understood this offer letter and acknowledge, accept and agree to its terms and further acknowledge that no other commitments were made to me as part of my employment offer except as specifically set forth herein.

/s/ Catherine Powell	Date Signed:	1/26/2020
Catherine Powell

Exhibit A

Airbnb Employee Invention Assignment and Confidentiality Agreement

Exhibit B

List of Other Agreements

1.	Amended and Restated Bylaws

2.	Airbnb’s Anti-Bribery & Corruption Policy, Global Harassment Discrimination & Retaliation Policy

3.	Global Information Security & Privacy Policy

4.	Global User Information Access Policy

5.	Airbnb’s Code of Ethics